Exhibit (d)(1)(b)
JOHN HANCOCK FUNDS II
AMENDMENT TO AMENDED AND RESTATED ADVISORY AGREEMENT
     AMENDMENT (the “Amendment”) made this 29th day of July, 2009, to the Amended and Restated Advisory Agreement dated September 30, 2008, between John Hancock Funds II, a Massachusetts business trust (the “Trust”) and John Hancock Investment Management Services, LLC, a Delaware limited liability company (“JHIMS” or the “Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:
1.	CHANGE IN APPENDIX A

Appendix A is amended to add the advisory fee for the following portfolio:

Technical Opportunities Fund

(the “Portfolio”)

2.	EFFECTIVE DATE

The Amendment shall become effective with respect to the Portfolio on the later of:
(i) the date of its execution and (ii) approval by the Board of Trustees of the Trust of the Amendment.

John Hancock Funds II
By:	/s/ Hugh McHaffie
Hugh McHaffie
President

John Hancock Investment Management Services, LLC
By:	/s/ Bruce R. Speca
Bruce R. Speca
Executive Vice President

APPENDIX A
ADVISORY FEE SCHEDULE
     The Adviser shall serve as investment adviser for the Portfolio of the Trust listed below. The Trust will pay the Adviser, as full compensation for all services provided under this Agreement with respect to the Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the “Adviser Fee”).
     The term Aggregate Net Assets in the chart below includes the net assets of a Portfolio of the Trust. It also includes with respect to certain Portfolios as indicated in the chart the net assets of one or more other portfolios, but in each case only for the period during which the subadviser for the Portfolio also serves as the subadviser for the other portfolio(s) and only with respect to the net assets of such other portfolio(s) that are managed by the subadviser.
     For purposes of determining Aggregate Net Assets and calculating the Adviser Fee, the net assets of the Portfolio and each other fund of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.
     The Adviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Adviser Fee for the Portfolio shall be accrued and paid daily to the Adviser for each calendar day. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio. Fees shall be paid either by wire transfer or check, as directed by the Adviser.

Advisory Fee Schedules

Aggregate Net Assets Include the Net
Assets of the following funds in
addition to the
Trust Portfolio	Trust Portfolio	Advisory Fee of the Trust Portfolio
Technical Opportunities Fund	Not Applicable	1.350% — first $250 million; 1.300%— next $250 million; and 1.250% — excess over $500 million.

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